SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

NOVADIGM, INC.
(Name of Subject Company (Issuer))

NOVADIGM, INC.
(Name of Filing Person (Issuer))

Options Under Novadigm, Inc.’s 1992 Stock Option Plan,
1999 Nonstatutory Stock Option Plan and 2000 Stock Option Plan
to Purchase Common Stock, Par Value $.001 Per Share,
Held by Certain Option Holders
(Title of Class of Securities)

669937 10 4
(CUSIP Number of Underlying Class of Securities)

Wallace D. Ruiz
Vice President, Chief Financial Officer and Treasurer
Novadigm, Inc.
One International Blvd.
Mahwah, New Jersey 07495
(201) 512-1000

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

copies to:
Mark D. Wood, Esq.
Katten Muchin Zavis Rosenman
525 West Monroe Street, Suite 1600
Chicago, Illinois 60661
(312) 902-5200

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
ITEM 12. EXHIBITS
SIGNATURE
INDEX TO EXHIBITS
EXHIBIT (a)(5)(B)

INTRODUCTORY STATEMENT

     This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 29, 2003 (the “Schedule TO”), relating to our offer to exchange options to purchase shares of our common stock, par value $.001 per share, held by our employees, other than our executive officers, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance of the new options, upon the terms and subject to the conditions in the Offer to Exchange dated May 29, 2003 filed as Exhibit (a)(1)(A) to the Schedule TO and the related Letter of Transmittal filed as Exhibit (a)(1)(B) to the Schedule TO. This amendment is being filed solely to add Exhibit (a)(5)(B), Slideshow for Presentation Given to Novadigm Employees on June 3, 2003.

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit.

(a)(5)(B)*	Slideshow for Presentation Given to Novadigm Employees on June 3, 2003.

*	Filed herewith.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Novadigm, Inc.

/s/ WALLACE D. RUIZ

Wallace D. Ruiz Vice President, Chief Financial Officer and Treasurer

Date: June 3, 2003

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(5)(B)	Slideshow for Presentation Given to Novadigm Employees on June 3, 2003.